S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

October 2, 2009

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on October 2, 2009 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

FINAL PAYMENT COMPLETED TO ACQUIRE PROVIDENCIA MINE CONCESSIONS - INCA PROJECT, CHILE

SAMEX has completed the final option payment (US$35,477) under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.

Final option payments have not been made on three other options to acquire concessions at INCA (US$1,038,500 re Minera Porvenir Option; US$80,000 re Parra Option; and US$150,000 re Rojas Option).  The Company has determined that, in light of economic and copper market conditions, exploration results to date on these concessions and other factors, these expenditures are not justified at this time.

Item 5:

Full Description of Material Change

FINAL PAYMENT COMPLETED TO ACQUIRE PROVIDENCIA MINE CONCESSIONS - INCA PROJECT, CHILE

SAMEX has completed the final option payment (US$35,477) under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes.  With this acquisition and its other land holdings, SAMEX holds what it considers to be the most prospective and strategic concessions within the INCA project area.

Final option payments have not been made on three other options to acquire concessions at INCA (US$1,038,500 re Minera Porvenir Option; US$80,000 re Parra Option; and US$150,000 re Rojas Option).  The Company has determined that, in light of economic and copper market conditions, exploration results to date on these concessions and other factors, these expenditures are not justified at this time.

Efforts to joint-venture or sell the INCA area copper project will continue as the Company maintains its focus on exploration at the Los Zorros Gold Property and other precious metal properties within the region.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 5th day of October, 2009.

“Larry D. McLean”

Director